# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Knightscope, Inc., CIK 0001600983
CUSIP: 49907V201
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1070 Terra Bella Avenue, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-117205
Filed by CIK 0001907972

## Reporting persons
- William Santana Li: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 190,743; shared voting power 33,181; sole dispositive power 190,743; shared dispositive power 33,181; aggregate amount beneficially owned 223,924 (3.3% of the class)

## Item 1. Issuer
Name of issuer: Knightscope, Inc.
Address of issuer's principal executive offices: 1070 Terra Bella Avenue, Mountain View, CA, 94043

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of William Santana Li (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Knightscope, Inc., 1070 Terra Bella Avenue, Mountain View, CA 94043.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference to this Item 4.

The ownership information presented herein represents beneficial ownership of 223,924 shares of Class A Common Stock as of April 18, 2025, based upon 6,786,724 shares of Class A Common Stock outstanding, which includes (i) 6,564,466 shares of Class A Common Stock outstanding as of April 29, 2025, as disclosed in the Issuer's Amendment to Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2025; (ii) 142,260 shares of Class A Common Stock issuable upon conversion of Class B Common Stock that may be deemed to be beneficially owned by the Reporting Person; and (iii) 79,998 shares of Class A Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this filing and that may be deemed to be beneficially owned by the Reporting Person.

The amount reported herein includes the following securities held of record by the reporting person: (i) 1,666 shares of Class A Common Stock; (ii) 140,000 shares of Class B common stock, par value $0.001 per share ("Class B Common Stock"), which are convertible into an equal number of shares of Class A Common Stock at the Reporting Person's discretion; and (iii) 49,077 shares of Class A Common Stock underlying options that are exercisable within 60 days of the date of this filing.

Additionally, the amount of Class A Common Stock beneficially owned by the Reporting Person includes the following securities held of record by the Reporting Person's spouse: (i) 2,260 shares of Class B Common Stock; (ii) 27,181 shares of Class A Common Stock underlying options that are exercisable within 60 days of the date of this filing; and (iii) 3,740 shares of Class B Common Stock underlying options that are exercisable within 60 days of the date of this filing.

The amount of securities reported as beneficially owned by the Reporting Person does not include 150,111 shares of Class A Common Stock underlying warrants over which the Reporting Person has a proxy to vote the shares, once exercised. The warrants are currently exercisable, however the Reporting Person does not have the ability to exercise the warrants.
Percent of class: 3.3%
Sole power to vote or to direct the vote: 190,743
Shared power to vote or to direct the vote: 33,181
Sole power to dispose or to direct the disposition: 190,743
Shared power to dispose or to direct the disposition: 33,181

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- William Santana Li: /s/ William Santana Li, William Santana Li (05/15/2025)